Regression The Movie
Published by Stacy Snyder · August 5 at 1:45 PM ·

😍 We pulled off an amazing launch party for our next horror feature, Regression The Movie. Melissa Francesca Natale Vitello is our inspired writer/director, I'm acting in it and producing it alongside Bryan Ricke. Thank you to those who were able to come out to our launch party, the genuine enthusiasm for what we have created has fueled us even more. We dropped a sneak peek of our teaser, raffled a Past Life Regression Hypnotherapy session, and launched our "testing the waters" phase of our investment campaign. Learn more about our campaign- link below! #horrorfilm #filminvestors #womeninfilm #womeninhorror

www.WeFunder.com/regressionthemovie

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


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